

Madison Park
Group LLC
Statement of Financial Condition
December 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Park Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Park Avenue, Suite 3102A
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NOUBAR PECHDIMALJIAN (212) 660-9712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars LLP
(Name – *if individual, state last, first, middle name*)

135 W 50th St	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noubar Pechdimaljian _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Park Group LLC _____, as of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:




_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

NATALIE MUNOZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MU6333628
Qualified in Kings County
My Commission Expires 11-30-2023

3/1/2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Madison Park Group LLC
Contents
December 31, 2020

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Managing Member of Madison Park Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Madison Park Group LLC, (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2004.

New York. NY
February 25, 2021

Madison Park Group LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	1,259,515
Fixed assets, net of accumulated depreciation of $205,715		37,323
Lease right of use asset		1,029,728
Other assets		75,635
Total assets	$	2,402,201

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	946,379
Loan payable		216,135
Due to member		1,620
Lease liabilities		1,121,942
Total liabilities		2,286,076

Commitment

Member's equity

Member's equity		116,125
Total liabilities and member's equity	$	2,402,201

The accompanying notes are an integral part of this financial statement.

2

1.   **Business**

Madison Park Group LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").   The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is involved in the sale of securities for its clients by providing investment banking services and financial advisory and capital-raising services, principally related to mergers and acquisitions advice and equity private placements.

The Company does not hold funds or securities for, nor owes any money or securities to, customers, and does not carry accounts of or for customers. Accordingly, the Company is no longer claiming exemption from SEC Rule 15c3-3, in reliance on Footnote 74 of the SEC Release No. 34-70073.

A member of a limited liability company is not personally liable for the debts, obligations or other liabilities of the limited liability company by reason of being such a member.

2.   **Summary of Significant Accounting Policies**

Lease
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Right-of-use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Revenue and Expense Recognition
The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Investment banking transaction fees recorded in consulting revenue are recorded when the underlying transaction is consummated. Consulting income also consists of the Company receiving advisory fees for specific projects and preparation work ahead of a transaction that are recorded in the month that the services are provided. The revenue is recorded when the performance obligation is satisfied.

Income Taxes
As a single member limited liability company, the Company does not incur any liability for federal or state income taxes because all income, deductions and credits are reportable by its member.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fixed Assets

Fixed assets are recorded at cost and are depreciated or amortized under the straight-line method over the estimated useful lives of the assets.

Concentration of Risk - Cash

The Company maintains its cash balances in one major financial institution which, at times, may exceed the $250,000 federally-insured limit. At December 31, 2020, cash exceeded the federally insured limits by $1,009,228

Market Risk

Political developments, natural disasters, public health crises and other events outside of the Company's control can adversely, directly and indirectly, impact the Company and its affiliates in material respects. While the Company is not aware of any events that would result in an immediate impact to the day-to-day operations, the Company continues to monitor developments on the global spread of COVID-19 as additional information is obtained.

3. **Major Customers**

For the year ended December 31, 2020, three customers accounted for approximately 70% of the total consulting revenues.

4. **Due to Member**

Due to member consists of reimbursement of operating expenses paid on behalf of the Company.

5. **Fixed Assets**

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2020, is as follows:

		Estimated Useful Lives
Furniture and fixtures	$ 105,577	5 years
Leasehold improvements	127,768	5 years
Equipment	9,693	10 years
	243,038	
Less accumulated depreciation	205,715	
Property and equipment, net	$ 37,323	

6. **Commitment and Contingencies**

Operating Lease
In October 2016, the Company, with an entity under common ownership, entered into a lease agreement to rent office space in 3 Park Avenue, New York, NY under a non-cancelable lease agreement, expiring in 2028. The Company has recognized this lease as an operating lease. The lease has provisions for future rent increases and rent-free periods. As such, the company recognizes a right-of-use asset (ROU asset) and a lease liability in its statement of financial condition, representing the present value, discounted at 6%, of all future rent payments due until the end of the life of the lease. While the lease contains a renewal option for up to five years, the Company has determined that it will not exercise such renewal option and therefore associated lease payments under the renewal option have been excluded from all consideration. Future minimum rental payments under the above lease are as follows:

Year Ending December 31,	Amount
2021	$ 181,525
2022	185,058
2023	192,125
2024	192,125
2025	192,125
Thereafter	416,271
Total undiscounted lease payments	1,359,229
Less imputed interest	(237,287)
Total lease liability	$1,121,942

7. **Regulatory Net Capital Requirement**

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2020, the Company has net capital of $219,302, which is $149,954 in excess of its required net capital of $69,348. The Company has aggregate indebtedness of $1,040,213. The Company's ratio of aggregate indebtedness to net capital is 4.74 to 1 at December 31, 2020. The Company was, at December 31, 2020, and during the entirety of 2020, compliant with the minimum net capital requirement.

8. **Loan Payable**

On April 24, 2020, the company obtained a loan of $214,700 under the Paycheck Protection Program (the "PPP") created by the Coronavirus Aid, Relief, and Economic Security Act ("CARES") Act. Borrowers under the PPP may apply to have their loans forgiven if they use the proceeds of the loan to fund payroll, rent, and utilities costs incurred or paid during the covered period following the date the loan was funded.

To the extent any portion of the loan is not forgiven, that portion must be repaid over a 5-year term commencing on the date the loan was funded, and the borrower must pay interest an annual rate of 1.0%. The Company has applied for loan forgiveness and received a confirmation from the SBA that the application has been duly reviewed. The company expects that the forgiveness for most or all of the loan will be granted by the SBA by March 31, 2021.

The loan was recorded at full value on April 24, 2020 when the proceeds were received, and no reduction in the liability will be recorded until the Company receives a forgiveness decision. The loan payable on the statement of financial condition incudes interest payable.

9.   **Payable to Registered Representative**

As of December 31, 2020, $850,500 is due to a registered representative for fees earned at their prior employment. The amount was paid to the Company by the registered representative's prior employer and is included in accounts payable and accrued expenses on the statement of financial condition.